December 22, 2014

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Papa John’s International, Inc. Form 10-K for Fiscal Year Ended December 29, 2013 Filed February 25, 2014 File No. 000-21660

Dear Mr. Shenk:

Papa John’s International, Inc. (the “Company”) received a comment letter from the U.S Securities and Exchange Commission (the “SEC”) dated December 16, 2014 in regard to the above referenced filing. The Company contacted Theresa Messinese at the SEC staff to request an extension of time to respond beyond the period indicated in the letter, and was granted an extension to respond no later than January 15, 2015.

Please direct any comments or questions to me at (502) 261-4218.

Sincerely,
Papa John’s International, Inc.

/s/ Lance F. Tucker

Lance F. Tucker
Senior Vice President, Chief Financial Officer,
Chief Administrative Officer, and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

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